Exhibit 12.1
MetLife, Inc.
Ratio to Earnings to Fixed Charges

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(In millions)

Income from continuing operations before provisions for income tax	$4,221	$4,306	$3,574	$2,359	$1,406
Minority interest	234	154	152	110	73
Undistributed income and losses from investees	(169)	(106)	(108)	144	153

ADJUSTED EARNINGS BEFORE FIXED CHARGES	$4,286	$4,354	$3,618	$2,613	$1,632

ADD: FIXED CHARGES
Interest and debt issue costs	900	659	408	478	403
Estimated interest component of rent expense (1)	66	68	61	59	86
Interest credited to bank deposits	194	109	39	17	7
Interest credited to policyholder account balances	5,246	3,925	2,997	3,035	2,950

TOTAL FIXED CHARGES	$6,406	$4,761	$3,505	$3,589	$3,446

Preferred Stock Dividend	182	88	—	—	—

TOTAL FIXED CHARGES PLUS PREFERRED DIVIDENDS	$6,588	$4,849	$3,505	$3,589	$3,446

TOTAL EARNINGS AND FIXED CHARGES	$10,692	$9,115	$7,123	$6,202	$5,078

RATIO OF EARNINGS TO FIXED CHARGES	1.67	1.91	2.03	1.73	1.47

TOTAL EARNINGS INCLUDING FIXED CHARGES AND PREFFERED STOCK DIVIDENDS	$10,874	$9,203	$7,123	$6,202	$5,078

RATIO OF EARNINGS TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS	1.65	1.90	2.03	1.73	1.47

1)	23.1% for 2006, 2005, 2004 and 2003 and 29.1% for 2002.